Exhibit 8.1

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

August 30, 2006

China Unistone Acquisition Corporation

105 West 13th Street, Suite 7A

New York, New York 10011

Re: Merger into BVI corporation and purchase

       of stock of Sihitech BVI and e-Channels BVI

Dear Sirs:

We have acted as counsel to China Unistone Acquisition Corporation( “China Unistone”), a corporation organized under the laws of the state of Delaware, in connection with its proposed merger with and into its wholly owned subsidiary Yucheng Technologies Limited (“Yucheng”), a British Virgin Islands corporation, and the purchase by Yucheng of all the outstanding stock of two separate companies, both organized under the laws of the British Virgin Islands, Ahead Billion Venture Limited (“Sihitech BVI”) and Port Wing Development Company Limited (“e-Channels BVI”) for a combination of cash and shares of common stock of Yucheng.  You have requested our opinion in connection with the federal income tax consequences of these transactions.

FACTS

The relevant facts are set forth in the Registration Statement No. 333-132814 originally filed with the Securities and Exchange Commission on March 29, 2006, as amended (the “Registration Statement”), and the Agreement made on December 20, 2005 between China Unistone, Yucheng, Sihitech BVI and others, for the sale and purchase of the shares of Sihitech BVI and e-Channels(“Securities Purchase Agreement”), as amended.  For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

China Unistone was organized May 7, 2004 to effect a business combination with an operating business that is based in China.  Its assets consist of cash in a trust account.  Under the Securities Purchase Agreement and plan of merger provided for therein (“Plan”), if approved by the China Unistone stockholders, China Unistone will merge with and into its wholly owned subsidiary Yucheng to redomesticate the company to the British Virgin Islands.  Each of the 4,200,000 shares of common stock of China Unistone will automatically convert into one share of common stock of Yucheng and the outstanding warrants and underwriter option of China Unistone will be assumed by Yucheng.

In addition to common stock outstanding China Unistone has 6,900,000 warrants outstanding (“Public Warrants”).  Each warrant entitles the registered holder to purchase one share of China Unistone common stock.  Also, China Unistone had issued to the representative of the underwriters of its initial public offering an option to purchase up to a total of 150,000 units at a per-unit price of $9.90.  The units issuable upon exercise of this option consist of one share of common stock and two warrants, which warrants are to be identical to the Public Warrants except that the warrants are exercisable at $6.25.

The Securities Purchase Agreement, if approved by the China Unistone stockholders, provides for Yucheng to acquire all the outstanding common stock of Sihitech BVI and e-Channels BVI in consideration of an aggregate of $4,000,000 in cash and issuance of 5,328,320 shares of Yucheng common stock with provision made for issuance of additional cash and common stock if certain goals are achieved.  China Unistone will not consummate the merger and redomestication unless the Securities Purchase Agreement is also approved.  Similarly, the Merger will not take place if the Securities Purchase Agreement is not approved.

Immediately after consummation of the Securities Purchase Agreement, if no holder of shares of China Unistone common stock demands that China Unistone convert these shares into a pro rata portion of the trust account, China Unistone stockholders will own approximately 44% of Yucheng’s issued and outstanding shares of common stock, and the stockholders of Sihitech BVI and e-Channels BVI will own the balance of approximately 56% of Yucheng’s issued and outstanding shares of common stock.  If one or more of China Unistone’s stockholders vote against the stock purchase proposal and demand that China Unistone convert their shares into a pro rata portion of the trust account, then China Unistone’s stockholders will own a lesser percentage of Yucheng’s issued and outstanding shares of common stock.  If holders of the maximum 689,999 China Unistone common stock vote against the stock purchase proposal and demand that China Unistone convert their shares into a pro rata portion of the trust account, China Unistone stockholders will own Yucheng’s issued and outstanding shares of common stock in the reduced amount of approximately 40%

and the stockholders of Sihitech BVI and e-Channels BVI will own the balance of approximately 60% of Yucheng’s issued and outstanding shares of common stock.

Provision is made under the Securities Purchase Agreement for the return by Sihitech BVI and e-Channels BVI and termination of an aggregate of 773,045 shares of Yucheng common stock if the net profit as shown in audited consolidated financial statements of Yucheng for 2006 is lower than certain specified amounts.  If these contingencies occur the number of shares of common stock in Yucheng owned by the stockholders of Sihitech BVI and e-Channels BVI will be reduced to 4,555,275.  As the stockholders of China Unistone would still own 4,200,000 shares, their percentage of common stock ownership could increase to a maximum of approximately 48% of the then outstanding total 8,755,275 shares of common stock.  The percentage of common stock ownership of the former stockholders of Sihitech BVI and e-Channels BVI would decrease to approximately 52%.

Sihitech BVI holds all of the equity interests of Beijing Sihitech Co., Ltd, and its subsidiaries and controlled companies.  e-Channels BVI holds all of the equity interests of Beijing e-Channels Century Technology Co., Ltd.  Sihitech and e-Channels, founded in the late 1990’s, with their Chinese subsidiaries, provide IT services and global IT systems integration, web banking, and electronic multi-channel software and solutions to the Chinese banking industry.  Following consummation of the Securities Purchase Agreement, Yucheng will be managed by the current management of Sihitech BVI and e-Channels BVI.

DISCUSSION OF LAW

A.  Inversion Provisions of 2004 Tax Act

      Not Applicable

Under the provisions introduced into the Internal Revenue Code of 1986 (“Code”) by the recently enacted American Jobs Creation Act of 2004 (“2004 Act”), a United States corporation will continue to be so classified and will be subject to United States taxation on all of its income if a United States corporation reincorporates itself into a foreign jurisdiction entity and there is at least 60 to 80 percent stock ownership in the foreign corporation by the former stockholders of the United States corporation.

Sections 7874 (a) and (b) of the Code, as added by the 2004 Act, provides that a foreign corporation shall be treated as a domestic corporation if:

pursuant to a plan (or series of related transactions)— (i) a [foreign corporation] completes the direct or indirect acquisition of substantially all of the properties held ...by a domestic corporation ....(ii) after the acquisition at least 80 percent of the stock ... of the [foreign corporation] is held ...by former shareholders of the domestic corporation by reason of holding stock in the domestic corporation...and (iii) after the acquisition the expanded affiliated group which includes the [foreign corporation] does not have substantial business activities in the foreign country in which ... the [foreign corporation] is created or organized ... .

If less than 80 percent, but at least 60 percent, of the stock of the foreign corporation is held by former shareholders of the domestic corporation, then the foreign corporation is treated as a foreign corporation, is denominated an “expatriated entity” and its taxable income for United States tax purposes for the next ten years includes corporate-level income or gain required to be recognized on the transfer of assets or license of assets, without offset for any tax attributes such as net operating losses or foreign tax credits.  Code Sec. 7874(a), (d) and (e).  In the words of the Senate Report accompanying the proposal to add the inversion provisions to the Code, “inversion transactions permit corporations and other entities to continue to conduct business in the same manner as they did prior to the inversion...”  S. Rept. No. 108-192.

Under the China Unistone Plan of Merger and Securities Purchase Agreement none of the requirements for application of Sec. 7874 will be met.  The entire nature of the business and operations of China Unistone will be altered after the inversion to a BVI corporation.  The business of China Unistone will change from the investment of cash to the operation of active Chinese businesses.  The managers of Yucheng will switch to managers who are foreign nationals.  The majority of directors of Yucheng will be Chinese nationals.  The former shareholders of China Unistone will own less than 60 percent of the common stock of Yucheng.  A large number of the stockholders of Yucheng will be foreign entities or persons.

Although the exchange by China Unistone stockholders of their China Unistone stock for stock of Yucheng under the proposed Merger Plan will give them momentary 100 percent ownership of Yucheng, this transaction must be immediately followed under the Securities Purchase Agreement by Yucheng’s purchase of the stock of Sihitech BVI and e-Channels BVI and the issuance of 5,328,320 shares of Yucheng common stock which will result in the former stockholders of China Unistone owning less than approximately 44% of the Yucheng’s stock.  It has been a long established principle of federal tax law that momentary stock ownership will not be recognized where transfers are agreed to beforehand or where a transfer is an integral part of the plan of incorporation or reincorporation.  See discussion and cases cited in Step Transaction Doctrine, Bittker & Eustice, Federal Income Taxation of Corporations and

Shareholders, 7th ed., ¶3.09[2].  In the leading case of Manhattan Building Co., 27 T.C. 1032 (1957) (acq. 1957-2 CB 5), the question before the Tax Court was whether under the predecessor of Code Sec. 351 the former stockholders of  a corporation owned at least 80% of the stock of the new corporation immediately after acquiring assets.  The court determined that fleetingly owning 100% of the stock was insufficient as less than 80% was owned when the plan for acquiring the property was fully consummated pursuant to mutually interdependent transactions.  The court held as follows:

The test is, were the steps taken so interdependent that the legal relations created by one transaction would have been fruitless without a completion of the series...In the present case when the transfer of assets to Auto-Lite occurred on July 17, 1922, Miniger was under a binding contract to deliver the bonds and 75,000 shares of stock to the underwriters and to return 49,000 shares to the corporation....Miniger could not have completed the purchase of the assets, without the cash supplied by the underwriters and could not have had the cash except in exchange for the bonds and stock and could not have secured the bonds and stock except for the assets.  After the exchange Miniger had ... than 80 percent, of the voting stock.  At no time did he have the right to hold more....27 T.C. at 1042.

In similar fashion, because the Merger Plan and the Securities Purchase Agreement are integral parts of a preconceived plan for the issuance of approximately 56% of the Yucheng stock to the new foreign stockholders in return for the stock of Sihitech BVI and e-Channels BVI, the retention tests under Code Sec. 7874 requiring ownership of at least 60 to 80% by the original United States corporation stockholders to be treated as an inversion transaction are not met.  In the words of the Manhattan Building Co. case, “the steps taken [were] so interdependent that the legal relations created by one transaction would have been fruitless without a completion of the series.” 27 T.C. at 1042.

Options Are Not Counted

Code Sec. 7874(c)(6) provides that the Secretary of the Treasury “shall prescribe such regulations as may be appropriate to determine whether a corporation is a surrogate foreign corporation, including regulations - (A) to treat warrants, options ...as stock.”  On June 5, 2006 the Internal Revenue Service (“IRS”) issued temporary and proposed regulations §1.7874-2T(f)(1) and (2) providing that “options ...shall be treated as exercised.”  However, the IRS in Notice 2006-70 dated July 28, 2006 announced that its new regulations requiring the counting of options, when finalized, will be amended to provide that the effective date of the final regulations will not apply to acquisitions completed on or after June 6, 2006 provided:

Such acquisition was entered into pursuant to a written agreement which was (subject to customary conditions) binding on December 28, 2005, and at all times thereafter (binding commitment).

The Securities Purchase Agreement between China Unistone and Yucheng, et al is dated December 20, 2005.  The recently issued regulations requiring treating options as exercised are accordingly not applicable to this transaction.  Where the statute uses the word “whether”, as found in IRC Sec. 7874(a)(6), IRS has to issue regulations to require options to be counted.  Estate of Neumann v. Commissioner, 106 T.C. 216 (1996).  In the absence of the issuance of regulations, it has long been recognized that warrants are not included in the meaning of stock.  Helvering v. Southwest Consol. Corp., 315 US 194, reh’g denied 315 U.S. 829, 316 US 710 (1942); William H. Bateman, 40 T.C. 408 (1963), appeal dismissed (4th Cir. Jan. 28,1964) (warrants did not constitute stock when received in a merger); Estate of Charles A. Smith, 63 T.C. 722 (1975), acq. 1976-2 Cum. Bul. 2; Rev. Rul. 78-408, 1978-2 Cum. Bul. 203.

B.  Merger of China Unistone

      into Yucheng

1. Treatment of Transferor Corporation

Essentially, the proposed plan of reincorporation and Securities Purchase Agreement will effect the exchange of the stock of an American corporation for the stock of a foreign corporation, the stock of which will be owned over 50% by foreigners and the operations of which are to own subsidiaries which engage in the active conduct of businesses in China.  This outbound stock transfer is governed by Code Sec. 367 and the regulations issued thereunder.

IRS takes the position that the redomestication, and transfer of all of the assets, of China Unistone to a BVI corporation constitutes a IRC Sec. 368(a)(1)(F) reorganization (a mere change in place or organization) and involves a transfer of property to which IRC Sec. 367(a)(1) and Treas. Regs. §1.367(a)1T(f) apply.  Notice 88-50, 1988-1 Cum. Bul. 535.  Under these regulations there is considered to exist (1) a transfer of assets by the transferor to the acquiring corporation under Code Sec. 361(a) in exchange for stock of the acquiring corporation; (2) a distribution of the stock of the acquiring corporation by the transferor corporation to the shareholders of the transferor corporation; and (3) an exchange by the transferor corporation’s shareholders of the stock of the transferor corporation for stock of the acquiring corporation under Code Sec. 354(a).

Code Sec. 367(a)(1) provides generally that transfers of appreciated property by a U.S. person to a foreign corporation in connection with any exchange described in Code Sec. 361 will be currently taxable to the transferor.  The exceptions to the general rule, provided in Code Sec. 367(a)(2)(exceptions provided in Treasury Regulations) and (a)(3)(transfers of property for use in the active conduct of a trade or business outside the United States) do not apply by reason on subsection (a)(5) of Code Sec. 367.

Accordingly it becomes relevant to determine what assets did the domestic transferor corporation possess at the time of its redomestication into a foreign corporation.  Treas. Regs § 1.367(a)-1T(b)(3) states that when gain is required to be recognized under §367(a), the gain shall in no event exceed the gain that would have been recognized on a taxable sale of those items of property if sold individually and without offsetting individual losses against individual gains.

China Unistone represents that it is not an operating company and its net tangible assets consist of cash, short-term investments, and prepaid expenses and has no goodwill.  A sale of cash, short-term investments and prepaid expenses results in no gain because the cost basis for these assets is equal to their face value.  It is necessary however for China Unistone to obtain an evaluation to establish whether it possesses any intangible assets which will be transferred to Yucheng in connection with the redomestication.  If there are any such intangible assets and value can be ascribed to such assets, gain will be recognized and subject to United States corporation income tax.

Following the closing of redomestication, China Unistone is required to file a corporation income tax return on Form 1120 for its final year of existence and attach to this return the statement required by Tres. Regs. Sec. 1.367(a)(3)(c)(6) which describes the transfer transaction.  In addition China Unistone is required to complete Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, which sets forth a description of property transferred.

As set forth above, under part 2 of Treas. Regs. §1.367(a)1T(f) China Unistone is deemed to make a distribution of the stock of Yucheng to its shareholders.  This distribution is governed by Code Sec. 361(c) which exempts from recognition of gain or loss to a corporation the distribution to its shareholders of “qualified property” in pursuance of the plan or reorganization.  The overriding requirement to recognize gain on the transfer on appreciated assets under Code Sec. 367(a)(5) referred to above applies only to “an exchange described in subsection (a) or (b) of section 368(c)” and does not apply to the distribution of stock governed by Code Sec. 361(c).  Thus no gain is recognized by China Unistone on the deemed distribution of the stock of

Yucheng.  IRS Field Service Advise Memorandum 199915005.  Davis, 919-2nd T.M., Outbound Transfer Under Section 367(a), A-83-84

2. Treatment of Stockholders

Pursuant to Treasury Regulations Sec.1.367(a)-3(c) no gain will be recognized on the exchange of the China Unistone common stock held by China Unistone’s stockholders for stock of Yucheng if: (1) U.S. stockholders do not receive more than 50 percent of the foreign acquiror’s stock in the exchange; (2) the directors, officers and 5-percent shareholders of the U.S. transferor corporation do not control the foreign acquirer; (3) the foreign acquirer, or any 80-percent owned subsidiary, has been engaged for the past three years in an active trade or business outside the United States; (4) the U.S. shareholder of the U.S. corporation exchanging stock owns less than 5 percent of the foreign acquiror’s stock; and (5) the U.S. corporation attaches to its U.S. income tax return for the year of transfer a statement in the form set forth in the regulations.

The proposed Plan and Securities Purchase Agreement are intended to meet each of the foregoing requirements.  Provided China Unistone files the statement required by Treasury Regulations Sec.1.367(a)-3(c) (6) with its 2006 U.S. income tax return, no gain or loss will be recognized on the exchange of the China Unistone common stock held by China Unistone’s stockholders for stock of Yucheng if such China Unistone stockholder does not own 5 percent or more of Yucheng common stock.

If a China Unistone stockholder owns 5-percent or more of the common stock of Yucheng (either by vote or value) that stockholder will be taxable on any gain realized upon the conversion of such stockholder’s stock in China Unistone into shares of common stock of Yucheng unless such stockholder files a gain recognition agreement with the stockholder’s income tax return for the taxable year that includes the date of the redomestication merger.  Gain is measured by the difference between the fair market value of the Yucheng common stock received and the tax basis of that stockholder’s shares of China Unistone common stock.  The gain recognition agreement requires the 5-percent or more Yucheng stockholder:

- to waive the statute of limitations on a Form 8838,

- to file a statement with his or her income tax return for each of the five full taxable years following the year of the China Unistone redomestication merger certifying that a taxable disposition of substantially all of the assets of Yucheng has not occurred; and

- if such a disposition has occurred, to include in income the previously unrecognized gain on the conversion of the shares, file an amended income tax return for the year in which the redomestication merger took place and pay interest on any resulting tax.

If such China Unistone stockholder does not recognize gain on the conversion, the federal tax basis and holding period of the shares of Yucheng received in the redomestication merger will be same as for a less than 5% holder of Yucheng stock.  If such China Unistone stockholder is required to recognize gain on the conversion, the federal tax basis of the shares of Yucheng received in the redomestication merger will be their fair market value on such date and a new holding period for such shares will begin with the such date.

Very truly yours,

/S/ Graubard Miller